SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines expands its operations in China

Prospecting new passengers in the Asian market, we develop a commercial policy intended for the Chinese clients

São Paulo, July 8, 2011 – We launch today (July 8) our commercial operations based in Beijing, China.

By expanding its operations in China, we proceed with our strategy of prospecting new passengers in the Asian market through a commercial policy intended for that region. Our purpose is to introduce our services to the Chinese market and strengthen its relationship with the country’s travel agents and clients.

“China is one of the largest commercial partners of Brazil and was the main destination of Brazilian exports in 2010, which results in a significant traffic between both countries. It is an excellent opportunity for us to earn new revenues”, explains Paulo Castello Branco, Commercial and Planning vice-president of TAM. In 2010, Brazil received 37,849 visitors from China, an increase of 34% in relation to the previous year. From such total, 36,444 people, or 96%, used air transportation to arrive at the country. This data was provided by the Brazilian Ministry of Tourism.

Since 2009, we have a codeshare agreement with Air China, our partner at Star Alliance, connecting Beijing and São Paulo (via Madri). In February this year, we launched our administrative and commercial office in Asia, located in Hong Kong. This is the third back office of the company, similar to the models already consolidated in Madrid, Spain, and Miami, in the United States. The unit provides technical and commercial support to the whole network of travel agents and representations of the company in the continent.

Nowadays, we have commercial representations in 45 offline markets (where it does not operate flights), 12 of them in Asia. Besides, it has management offices in Japan and China.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Linhas
Aéreas and Director of Investor Relations for TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795
Mobile. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 48 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 44.4% in May; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (155 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,160 destinations in 181 countries.

Disclaimer about future information:
This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.